SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549
                                -----------------------

                                    SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to Section 14(d)(1)
                        of the Securities Exchange Act of 1934
                                -----------------------

                            BRAUVIN REAL ESTATE FUND L.P. 5
                               (Name of Subject Company)

                        MACKENZIE PATTERSON SPECIAL FUND, L.P.
                        MACKENZIE PATTERSON SPECIAL FUND 3, LLC
                        MACKENZIE PATTERSON SPECIAL FUND 4, LLC
                 ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.
                      ACCELERATED HIGH YIELD GROWTH FUND II, LTD.
                                MORAGA-DEWAAY FUND, LLC
               PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND, L.P.
                                 MP VALUE FUND 4, L.P.
                                      STEVEN GOLD
                                       (Bidders)

                             LIMITED PARTNERSHIP INTERESTS
                            (Title of Class of Securities)

                                         NONE
                         (CUSIP Number of Class of Securities)
                                -----------------------
                                               Copy to:
Christine Simpson                              Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                      Derenthal & Dannhauser
1640 School Street                             One Post Street, Suite 575
Moraga, California  94556                      San Francisco, California  94104
(925) 631-9100                                 (415) 981-4844

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                         Transaction                          Amount of
                         Valuation*                           Filing Fee

                         $419,900                             $83.98

* For purposes of calculating the filing fee only. Assumes the purchase of 2,470 Units at a purchase price equal to $170 per Unit in cash.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:
             Form or Registration Number:
             Filing Party:
             Date Filed:

CUSIP NO.   None                      14D-1                  Page 2 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     MACKENZIE PATTERSON SPECIAL FUND, L.P.

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person            756


8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                      7.6%

10.  Type of Reporting Person (See Instructions)

             PN

CUSIP NO.   None                        14D-1                Page 3 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     MACKENZIE PATTERSON SPECIAL FUND 3, LLC

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person            756


8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                      7.6%


10.  Type of Reporting Person (See Instructions)

             OO

CUSIP NO.   None                       14D-1                 Page 4 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     MACKENZIE PATTERSON SPECIAL FUND 4, LLC

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person            756


8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                      7.6%


10.  Type of Reporting Person (See Instructions)

             OO

CUSIP NO.   None                      14D-1                  Page 5 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             Florida

7.   Aggregate Amount Beneficially Owned by Each Reporting Person            756


8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                      7.6%


10.  Type of Reporting Person (See Instructions)

             PN

CUSIP NO.   None                     14D-1                   Page 6 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     ACCELERATED HIGH YIELD GROWTH FUND II, LTD.

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             Florida

7.   Aggregate Amount Beneficially Owned by Each Reporting Person            756


8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                      7.6%


10.  Type of Reporting Person (See Instructions)

             PN

CUSIP NO.   None                      14D-1                  Page 7 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     MORAGA-DEWAAY FUND, LLC

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

            WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

            California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person            756


8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                      7.6%


10.  Type of Reporting Person (See Instructions)

             OO

CUSIP NO.   None                      14D-1                  Page 8 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND, L.P.

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person            756


8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                      7.6%


10.  Type of Reporting Person (See Instructions)

             PN

CUSIP NO.   None                   14D-1                     Page 9 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     MP VALUE FUND 4, L.P.

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person            756


8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                      7.6%


10.  Type of Reporting Person (See Instructions)

             PN

CUSIP NO.   None                    14D-1                   Page 10 of ___ Pages



1.   Name of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above Person

     STEVEN GOLD

2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

                                                                     (a)      __
                                                                     (b)      x

3.   SEC Use Only

4.   Sources of Funds (See Instructions)

             WC

5.   Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
     Items 2(e) or 2(f)
                                                                              --

6.   Citizenship or Place of Organization

             California

7.   Aggregate Amount Beneficially Owned by Each Reporting Person              0


8.   Check if the Aggregate in Row (7) Excludes Certain Shares (See
     Instructions)

                                                                              --

9.   Percent of Class Represented by Amount in Row (7)                         0


10.  Type of Reporting Person (See Instructions)

             IN

Item 1.      Security and Subject Company.

             (a) This Schedule relates to Units of limited partnership interest (the "Units") in BRAUVIN REAL ESTATE FUND L.P. 5, a Delaware limited partnership (the "Issuer"), the subject company. The address of the Issuer's principal executive offices is 30 N. LaSalle Street, Suite 3100, Chicago, Illinois 60602.

             (b) This Schedule relates to the offer by MACKENZIE PATTERSON SPECIAL FUND, L.P.; MACKENZIE PATTERSON SPECIAL FUND 3, LLC; MACKENZIE PATTERSON SPECIAL FUND 4, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.; ACCELERATED HIGH YIELD GROWTH FUND II, LTD.; MORAGA-DEWAAY FUND, LLC; PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND, L.P.; MP VALUE FUND 4, L.P.; and STEVEN GOLD (collectively the "Purchasers") to purchase up to 2,470 Units at a purchase price equal to $170 per Unit, less the amount of any distributions declared or made with respect to the Units between May 12, 1999 (the "Offer Date") and June 25, 1999 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 9, 1998 (the "Offer to Purchase") and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively. The Issuer had 9,914.5 Units issued and outstanding held by approximately 796 Unitholders as of December 31, 1998, according to its annual report on Form 10-K for the year then ended.

             (c) The information set forth under the captions "Introduction - Establishment of the Offer Price" and "Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 2.      Identity and Background.

             (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I and the Addendum of the Offer to Purchase is incorporated herein by reference.

             (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I and the Addendum in the Offer to Purchase is incorporated herein by reference. During the last five years, neither the Purchasers nor, to the best of the knowledge of the Purchasers, any person named on Schedule I and the Addendum to the Offer to Purchaser nor any affiliate of the Purchasers (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.      Past  Contacts,  Transactions  or  Negotiations  with  the  Subject
             Company.

             (a)-(b) See the discussion under the caption "Certain Information Concerning the Purchasers" in the Offer to Purchase for information concerning purchases of Units by certain of the Purchasers and their affiliates. Other than the foregoing, since January 1, 1994, there have been no transactions between any of the persons identified in Item 2 and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners.

Item 4.      Source and Amount of Funds or Other Consideration.

             (a) The information set forth under the caption "Source of Funds" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) Not applicable.

Item 5.      Purpose of the Tender Offer and Plans or Proposals of the Bidder.

             (a) - (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference. Other than as set forth therein, the Purchasers have no plans or proposals that would relate to or would result in any of the transactions, changes or other results described in Item 5(a) through (g) of Schedule 14D-1.

             (f)     Not applicable.

Item 6.      Interest in Securities of the Subject Company.

             (a) and (b) The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 7.      Contracts,  Arrangements,  Understandings  or  Relationships   with
             Respect to the Subject Company's Securities.

             The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference.

Item 8.      Persons Retained, Employed or To Be Compensated.

             None.

Item 9.      Financial Statements of Certain Bidders.

             Not applicable.

Item 10.     Additional Information.

             (a)     None.

             (b)-(c) The information set forth in "Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

             (d)     None.

             (e)     None.

             (f) Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively, and which are incorporated herein in their entirety by reference.

Item 11.     Material to be Filed as Exhibits.

             (a)(1)  Offer to Purchase dated May 12, 1999

             (a)(2)  Letter of Transmittal

             (a)(3)  Form of Letter to Unitholders dated May 12, 1999

             (a)(4)  Advertisement

             (b)-(f) Not applicable.

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       May 12, 1999

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

MACKENZIE PATTERSON SPECIAL FUND 3, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President


MACKENZIE PATTERSON SPECIAL FUND 4, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

ACCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

ACCELERATED HIGH YIELD GROWTH FUND II, LTD.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

MORAGA-DEWAAY FUND, LLC

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS INCOME FUND, L.P.

By MacKenzie Patterson, Inc., Manager

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

MP VALUE FUND 4, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Christine Simpson
                     Christine Simpson, Vice President

/s/ Steven Gold
STEVEN GOLD

                                  EXHIBIT INDEX


Exhibit           Description                                               Page

(a)(1)       Offer to Purchase dated May 12, 1999

(a)(2)       Letter of Transmittal

(a)(3)       Form of Letter to Unitholders dated May 12, 1999

(a)(4)       Advertisement